UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number  000-53617

Coastal Pacific Mining Corp.
(Translation of registrant’s name into English)

927 Drury Avenue NE, Calgary, Alberta, T2E 0M3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑                                Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.
Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Entry into a Material Definitive Agreement:

On November 1, 2010, the Company entered into a mining option agreement with Hans Peter Flueck.

Required Payments

In consideration of the grant of the Option, the Optionee shall issue to the Optionor the cash payments and the Payment Shares as follows:

(i)	$50,000 cash payment and a total of 1,000,000 Payment Shares upon execution of this Agreement;

(ii)	$100,000 cash payment two months from the Effective Date of this Agreement;

(iii)	$175,000 cash payment and a total of 2,000,000 Payment Shares twelve (12) months from the Effective Date of this Agreement;

(iv)	$175,000.00 and a total of 2,000,000 Payment Shares twenty-four (24) months from the Effective Date of this Agreement.

 The Payment Shares shall be issued as fully paid and non-assessable, free and clear of all Encumbrances except for any resale restrictions under applicable securities laws.

Further the Company is required to expend the following exploration The Company has paid the initial cash payment of $50,000 and will issue the payment shares in order to finalize this transaction.

A copy of the agreement is attached hereto.

Maintenance of the Option

 In order to maintain in force the Option granted to it, and to exercise the Option, the Optionee must:

(a)	incur Expenditures in an aggregate amount of $3,000,000 as follows:

(i)	subject to section 3.6 herein, at least $1,500,000 before November 1, 2011;

(ii)	at least an additional $1,500,000 before November 1, 2012.

(b)
during the Option Period, keep the Property in good standing by paying all taxes, assessments and other charges and by doing all other acts and things that may be necessary in that regard., which payments shall be made from the Expenditures as detailed in 3.4(a) above.

If incurred Expenditures are less than the required Expenditures as per Section 3.4, the Optionee must pay to the Optionor an amount equal to the difference between the required Expenditures and the Expenditures actually incurred by the Optionee (the “Shortfall Payment”)  by certified cheque by the respective dates specified in order to maintain the Option, in addition to the payment of an administration fee equal to five (5) percent of the Shortfall Payment.

Upon the required cash and stock payments and the completion of the first year exploration program in the amount of $1,500,000, the Optionee shall earn an irrevocable twenty-five percent (25%) interest in and to the Property.

Press Releases

Attached are press releases disseminated by the Company on November 2, and November 3, 2010 respectively.

Exhibits	Description
10.1	Mining Option Agreement dated between the Company and Hans Peter Flueck	Filed herewith
99.1	News Release dated November 1, 2010.	Filed herewith.
99.2	News Release dated November 1, 2010.	Filed herewith.
99.3	News Release dated November 3, 2010	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COASTAL PACIFIC MINING CORP.

Date: November 3, 2010	By:	/s/ Joseph Bucci
Name: Joseph Bucci
Title: President and Chief Executive Officer